UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the Fiscal year ended December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________________________ to _________________________________.

Commission file number 1-12381

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Linens ’n Things, Inc.
401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Linens ’n Things, Inc.
6 Brighton Road
Clifton, NJ 07015

LINENS ’N THINGS, INC. 401(k) PLAN

Financial Statements and Supplemental Schedules December 31, 2002 and 2001

Index

	Page

Independent Auditors’ Report	1

Statements of Net Assets Available for Plan Benefits -
December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Plan Benefits - Years ended December 31, 2002 and 2001	3

Notes to Financial Statements	4-	12

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002	13

* Schedules required that are not applicable to the Form 5500 have been omitted.

Signature	17

Exhibit 23 - Consent of Independent Auditors

Exhibit 99.1 - Certification of Chief Executive Officer

Exhibit 99.2 - Certification of Chief Financial Officer

Independent Auditors’ Report

The Plan Administrator
Linens ’n Things, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
New York, New York

June 27, 2003

LINENS ’N THINGS, INC. 401(k) PLAN Statements of Net Assets Available for Plan Benefits December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value: (note 3)
Linens ’n Things Company Stock Fund	$ 1,829,349	$ 1,307,954
Mutual Funds	19,649,849	21,037,012
Collective Trust Fund	9,039,768	7,894,554
Loans to participants	1,114,123	804,123

Total investments	31,633,089	31,043,643

Receivables:

Participants’ contributions	243,175	263,000

Employer contributions	54,122	192,000

Total receivables	297,297	455,000

Net assets available for plan benefits	$31,930,386	$31,498,643

See accompanying notes to financial statements. 2

LINENS ’N THINGS, INC. 401(k) PLAN Statements of Changes in Net Assets Available for Plan Benefits Years ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$ 869,226	$ 1,045,829
Net depreciation
in fair value of investments (note 3)	(4,044,136)	(1,223,482)

Total investment loss	(3,174,910)	(177,653)

Contributions:
Participants	4,270,608	4,344,065
Employer	1,259,477	2,663,496

Total contributions	5,530,085	7,007,561

Total additions	2,355,175	6,829,908

Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	1,900,202	1,700,829
Expenses	23,230	9,478

Total deductions	1,923,432	1,710,307

Net increase	431,743	5,119,601
Net assets available for plan benefits:
Beginning of year	31,498,643	26,379,042

End of year	$ 31,930,386	$ 31,498,643

See accompanying notes to financial statements. 3

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

(1)	Plan Description

The following description of the Linens ’n Things, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a participant-directed, defined contribution plan established by Linens ’n Things, Inc. (the “Company” or “Plan Sponsor”) as of December 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) appointed by Linens ’n Things, Inc. In accordance with the provisions of the Plan, the Plan Committee is also the Administrator (the “Administrator”). Effective December 1, 1998, the Plan Committee appointed Prudential Investments as the Trustee (the “Trustee”). Effective April 1, 2001, the Plan Committee appointed Fidelity Management Trust Company as the Trustee (the “new Trustee”).

(b)	Eligibility

Prior to August 1, 2002, eligible employees became participants in the Plan at the beginning of the first payroll period of the first month following completion of a year of service with at least 1,000 hours worked and attaining age 21. Effective August 1, 2002, the Plan was amended to allow employees to become eligible to participate in the Plan at the beginning of the first payroll period of the first month following completion of eleven months of service with no age requirement or minimum hours worked.

(c)	Participants Contributions

Effective in 2002 participants may contribute up to 60% of pretax annual compensation, not to exceed $11,000. Prior to 2002, participants could contribute up to 15% of pretax annual compensation, not to exceed the applicable dollar limit established by the Internal Revenue Service (IRS) each year. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or contribution plans.

(d)	Employer Contributions

Prior to March 1, 2002, employer matching contributions were equal to 100% of the first 6% of the participants’ contributions. Effective March 1, 2002, the Plan was amended such that employer matching contributions are equal to 50% of the first 4% of the participants’ contributions. Matching contributions made by the Company were $1,259,477 and $2,663,496 in 2002 and 2001, respectively. Employer matching contributions are subject to certain limitations as specified in the plan document and the Internal Revenue Code (the “Code”).

(e)	Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within selected investment options.

The following investment options were available through March 31, 2001:

4

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

Norwest Stable Value Fund

This collective trust fund invests to provide safety of principal, adequate liquidity and returns superior to shorter maturity alternatives. The Norwest Stable Fund is an actively managed, diversified portfolio of assets issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.

Kemper-Dreman High Return Equity Fund

This fund invests primarily in stocks issued by large-cap companies that fund management believes to have established records of earnings and dividends, low price-earnings ratios, reasonable returns on equity, and sound finances.

MFS Total Return Fund

This fund tends to focus on conservative stocks and bonds. It accomplishes this by either balancing their assets equally among stocks, bonds, convertibles, and cash, or by adjusting their holdings frequently in response to market conditions.

Prudential Small Company Value Fund

This small-cap value fund invests in companies that have market values under $1 billion and that offer lower stock prices than other small-sized stocks. This fund concentrates on lower priced stocks that have yet to be discovered by other investors.

Prudential World Fund: International Stock Series

This fund can invest in any country outside the United States. This fund might divide its assets among a dozen or more developed markets, including Japan, Britain, France and Germany, while also investing a small portion in emerging markets, such as Hong Kong, Brazil, Mexico and Thailand.

Prudential Stock Index Fund Z

This fund is for qualified investors and seeks to mirror the returns of the S&P 500 index. The fund normally invests at least 80% of its assets in securities included in the S&P 500 index according to each security’s weighting in the index. Management attempts to achieve a performance correlation with the S&P 500 of 0.95 irrespective of expenses. The fund may invest in derivative financial instruments.

Prudential Jennison Growth Fund A

This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The fund seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

5

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

Linens ’n Things Company Stock Fund

Linens ’n Things Company Stock Fund offers the opportunity to purchase common stock of Linens ’n Things, Inc.

Alliance Technology Fund

This fund emphasizes growth of capital and invests for capital appreciation. The fund invests primarily in securities of companies expected to benefit from technological advances and improvements. It may invest up to 10% of assets in foreign securities.

Fundamental Investment Fund

This fund seeks growth of capital and income. The fund primarily invests in common stocks and convertibles as well as debt securities that are rated BBB or better, but it may also invest up to 5% of assets in debt rated below investment-grade. The fund may invest up to 15% of assets in foreign securities.

The following investment options were available April 1, 2001 through December 31, 2002:

Fidelity Managed Income Portfolio Fund

Fidelity Managed Income Portfolio fund is a stable value fund that strives to preserve principal investment while earning interest income. The fund primarily invests in investment contracts offered by insurance companies and other financial institutions and in certain types of fixed income securities. The investment contract and fixed income security commitments are based solely by the financial resources of the issuer. In addition, investment contracts may impose a contract penalty on withdrawals or exchanges from the fund caused by an extraordinary corporate event (layoff, sale of a line of business, etc.). A portion of the Fund is invested in a money market fund to provide daily liquidity.

Fidelity Growth Company Fund

Fidelity Growth Company Fund seeks capital appreciation. The fund invests primarily in various common stocks including preferreds, convertibles, and warrants issued by companies that the advisor believes have above-average growth potential, measured by earnings or gross sales.

Fidelity OTC Portfolio Fund

Fidelity OTC Portfolio Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities principally traded on the over-the-counter (OTC) market. It may continue to hold securities purchased on the OTC market that subsequently begin to trade on the NYSE, AMEX, or foreign exchanges.

Fidelity Equity-Income II Fund

Fidelity Equity-Income II Fund seeks income; potential for capital appreciation is also a consideration. The fund normally invests at least 80% of assets in income-producing equity securities. It may invest the balance of assets in debt securities of any type or credit quality. The fund may also invest in securities, of domestic or foreign issues.

6

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

Spartan U.S. Equity Index Fund

Spartan U.S. Equity Index Fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 index while keeping transaction costs and other expenses low.

Fidelity Freedom Income Fund

Fidelity Freedom Income Fund seeks total return. The fund allocates all assets in a combination of equity, fixed-income, and money-market underlying Fidelity mutual funds, rather than investing directly in individual securities. The fund’s target allocations are as follows: 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money-market funds.

Fidelity Freedom 2000 Fund

Fidelity Freedom 2000 Fund seeks high total return for those planning to retire around 2000. The fund’s target allocations are as follows: 24% of Fidelity stock mutual funds, 42% in Fidelity bond mutual funds and 34% in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund

Fidelity Freedom 2010 Fund seeks high total return for those planning to retire around 2010. The fund allocates all assets in a combination of underlying Fidelity mutual funds. The fund’s target allocations are as follows: 46% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund

Fidelity Freedom 2020 Fund seeks high total return for those planning to retire around 2020. The fund allocates assets in a combination of underlying Fidelity mutual funds. The fund’s target allocations are as follows: 70% in Fidelity stock mutual funds, 30% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund

Fidelity Freedom 2030 Fund seeks high total return for those planning to retire around 2030. The fund allocates assets in a combination of underlying Fidelity mutual funds. The fund’s target allocations are as follows: 83% in Fidelity stock mutual funds, 17% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund

Fidelity Freedom 2040 Fund seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money-market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2040. The fund’s target allocations are 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

7

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

Fidelity Low-Priced Stock Fund

Fidelity Low-Priced Stock Fund seeks capital appreciation. The fund normally invests at least 80% of assets in equity securities that are priced at $35 per share or less. It may hold securities that have appreciated beyond that level and still satisfy the 80% requirement.

Fidelity Diversified International Fund

Fidelity Diversified International Fund seeks capital appreciation. The fund invests primarily in equities of companies located outside of the United States. The majority of investments are made in companies with market capitalizations of $100 million or more.

Linens ’n Things Company Stock Fund

Linens ’n Things Company Stock Fund invests in the common stock of Linens ’n Things, Inc.

In addition to the funds described above, Fidelity Investments offers the opportunity for employees to increase the diversification of their portfolio by allowing participants to invest in over 50 Fidelity mutual funds and over 90 non-Fidelity mutual funds offered through this program.

(f)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, employer matching contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the employer’s matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of credited service, as defined. Effective January 1, 2002, a participant is fully vested after three years of service. Prior to January 1, 2002, a participant was 50% vested after three years and fully vested after five years of credited service.

(h)	Payment of Benefits

Upon reaching normal retirement (age 65 or age 55 with 10 years of credited service, as defined) or upon permanent disability, all vested amounts credited to a participant’s account become distributable. Distributions will be made as soon as administratively feasible, following a participant’s request, and will be made in a lump-sum cash payment.

Upon a participant’s death, the participant’s beneficiary is entitled to 100% of the participant’s vested account balance.

Upon termination of service, other than for normal retirement or death, the Administrator will direct the Trustee or the new Trustee to pay to the participant his or her benefit in an immediate lump sum or a deferred lump sum, if certain criteria are met.

8

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

(i)	Forfeitures

Upon a participant’s termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce employer contributions. Forfeitures were netted against the employer contributions for the years ended December 31, 2002 and 2001. Forfeitures were $91,364 and $111,645 for the years ended December 31, 2002 and 2001, respectively.

(j)	Loans to Plan Participants

Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed, is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months. The Plan charges a fixed rate, which is 1% above the prime rate adjusted quarterly.

The loans are repaid to the Plan through after-tax payroll deductions. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant’s contribution election percentages. The term of the loan is arrived at by mutual agreement between the Plan Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan may not exceed 25 years.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual method of accounting and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates and assumptions.

9

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

(c)	Risks and Uncertainties

The Plan offers a number of investment options including Linens ’n Things, Inc. common stock and a variety of investment funds, some of which are mutual funds and pooled investment funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Linens ’n Things Company Stock Fund, which principally invests in a single security.

(d)	Investments

Each investment fund, aside from unallocated cash, which is held in an interest-bearing money market account, is stated at the fair value on the last business day of the plan year as reported by the Trustee or the new Trustee, which is based on the market value of the underlying securities based on quotations from national securities exchange. Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The Administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the plan. The participant loans have fixed rates of interest established by the plan administrator at the time of each loan’s origination and approximated prevailing market rates.

(e)	Benefits

Benefits paid to participants are recorded when paid.

(f)	Administrative Expenses

Most administrative expenses are paid by the Plan Sponsor.

10

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

(3)	Investments

At December 31, 2002 and 2001, the Plan’s assets, were allocated among various investment funds administered by independent investment managers.

The following investments represent 5% or more of the net assets available for benefits at December 31, 2002 and 2001:

	2002	2001

Fidelity Managed Income Portfolio Fund	$9,039,768	$7,894,555
Fidelity Equity-Income II Fund	6,743,970	8,128,463
Fidelity Freedom 2010 Fund	4,098,429	4,638,855
Fidelity Growth Company Fund	2,065,407	2,785,737
Linens ’n Things Company Stock Fund	1,829,349	--
Fidelity Diversified International Fund	1,775,231	1,865,819

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(4,044,136) and $(1,223,482) respectively, as follows:

	2002	2001

Mutual Funds	$(3,929,921)	$(1,300,015)
Linens ’n Things Company Stock Fund	(114,215)	76,533

Net depreciation in
fair value of investments	$(4,044,136)	$(1,223,482)

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.

11

LINENS ’N THINGS, INC. 401(k) PLAN

Notes to Financial Statements

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 1999 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Related Party Transactions (Parties in Interest)

The record keeping and custodial functions for the underlying investments held by the Plan were performed by Prudential Investments and effective April 1, 2001 were performed by Fidelity Trust Company.

Certain investments of the Plan are shares of mutual funds advised by Fidelity Investments an affiliate of Fidelity Trust Company. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by Linens ’n Things. Linens ’n Things is the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund’s assets and are reflected in the fund’s share/unit price.

12

Supplemental Schedule

LINENS ’N THINGS, INC. 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2002

Identify of Issue	Description of Investment	Number of Units	Current Value ($)

* Fidelity Fund	Mutual Fund	342	$ 7,616
* Fidelity Puritan Fund	Mutual Fund	138	2,185
* Fidelity Trend Fund	Mutual Fund	66	2,558
* Fidelity Ginnie Mae Fund	Mutual Fund	5,011	56,326
* Fidelity Equity-Income Fund	Mutual Fund	488	19,347
* Fidelity Growth Company Fund	Mutual Fund	58,312	2,065,407
* Fidelity Investment Grade Bond Fund	Mutual Fund	832	6,295
* Fidelity Intermediate Bond Fund	Mutual Fund	2,414	25,903
* Fidelity Capital and Income Fund	Mutual Fund	310	1,949
* Fidelity Value Fund	Mutual Fund	1,213	56,281
* Fidelity Government Income Fund	Mutual Fund	1,149	12,039
* Fidelity Independent Fund	Mutual Fund	742	9,694
* Fidelity OTC Portfolio Fund	Mutual Fund	21,813	521,550
* Fidelity Overseas Fund	Mutual Fund	8	180
* Fidelity Real Estate Fund	Mutual Fund	2,733	50,262
* Fidelity Balanced Fund	Mutual Fund	201	2,666
* Fidelity Intl Gr & Inc	Mutual Fund	18	304
* Fidelity Cap Apprec	Mutual Fund	35	568
* Fidelity Conv Sec	Mutual Fund	262	4,277
* Fidelity Blue Chip Fund	Mutual Fund	925	29,547
* Fidelity Asset Manager	Mutual Fund	179	2,476
* Fidelity Low Priced Stock Fund	Mutual Fund	56,529	1,422,833
* Fidelity Worldwide Fund	Mutual Fund	152	1,811
* Fidelity Equity-Income Fund II	Mutual Fund	387,807	6,743,970
* Fidelity Asset Manager: Growth	Mutual Fund	572	6,842
* Fidelity Emerging Markets Fund	Mutual Fund	805	5,804
* Fidelity Aggressive Growth Fund	Mutual Fund	2,957	33,085
* Fidelity Diversified International Fund	Mutual Fund	103,452	1,775,231
* Fidelity Asset Manager Income Fund	Mutual Fund	13	141
* Fidelity Dividend Growth Fund	Mutual Fund	1,550	34,594
* Fidelity New Markets Income Fund	Mutual Fund	1,320	14,954
* Fidelity Export and Multinational Fund	Mutual Fund	2,931	40,295
* Fidelity Aggressive International Fund	Mutual Fund	645	6,919
* Fidelity Small-Cap Independent Fund	Mutual Fund	697	9,264

13

Identify of Issue	Description of Investment	Number of Units	Current Value ($)

* Fidelity Mid-Cap Stock Fund	Mutual Fund	2,388	38,825
* Fidelity Large-Cap Stock Fund	Mutual Fund	149	1,660
* Fidelity Europe Capital Appreciation Fund	Mutual Fund	38	522
* Fidelity Japan Fund	Mutual Fund	1	5
* Fidelity Freedom Income Fund	Mutual Fund	4,939	52,352
* Fidelity Freedom 2000	Mutual Fund	5,998	66,042
* Fidelity Freedom 2010	Mutual Fund	358,254	4,098,429
* Fidelity Freedom 2020	Mutual Fund	25,524	271,572
* Fidelity Freedom 2030	Mutual Fund	7,390	75,670
* Fidelity Small-Cap Retirement Portfolio	Mutual Fund	1,309	13,443
*Spartan Total Market Index Fund	Mutual Fund	2	43
* Fidelity Short Term Bond Fund	Mutual Fund	299	2,687
* Fidelity Fifty Fund	Mutual Fund	1,700	27,268
* Fidelity Retirement Money Market Portfolio	Mutual Fund	107,794	107,794
* Fidelity Retirement Government Money Market Portfolio	Mutual Fund	26,319	26,319
* Fidelity Managed Income Portfolio	Collective Trust Fund	9,039,768	9,039,768
*Spartan U.S. Equity Index Fund	Mutual Fund	41,974	1,307,502
* Fidelity U.S. Bond Index Fund	Mutual Fund	6,308	70,898
* Fidelity Institutional Short-Intermediate Government Fund	Mutual Fund	470	4,620
* Fidelity Freedom 2040	Mutual Fund	6,424	37,646
* Fidelity Strong Mid Cap Value	Mutual Fund	1,045	9,491
* Fidelity Strong Large Cap Growth	Mutual Fund	145	1,034
* Fidelity Strong Mid Cap Growth	Mutual Fund	22	164
Neuberger Berman Guardian Trust	Mutual Fund	106	883
Invesco Core Equity Fund	Mutual Fund	26	249
Janus Adviser Aggressive Growth Fund	Mutual Fund	242	3,746
Janus Adviser Capital Appreciation Fund	Mutual Fund	66	1,191
Janus Adviser Flex Inc I	Mutual Fund	159	1,980
AIM Blue Chip Fund A	Mutual Fund	146	1,309
AMR Intl Equity PA	Mutual Fund	7	85
PIMCO Total Return Fund - Administrative Class	Mutual Fund	2,528	26,976
TMPL Foreign Sm Co A	Mutual Fund	463	5,768
MSI Equity Growth B	Mutual Fund	37	462
Mutual Discovery A	Mutual Fund	11	173
Baron Growth Fund	Mutual Fund	220	5,923
Baron Asset Fund	Mutual Fund	4	126
FMA Small Company IS	Mutual Fund	1	21
Ariel Fund	Mutual Fund	641	22,576
Ariel Appreciation Fund	Mutual Fund	2,163	71,498
Ariel Premier Bond Fund Investor Class	Mutual Fund	503	5,345
Alger Capital Appreciation Fund I	Mutual Fund	45	376
Alger MidCap Growth Fund I	Mutual Fund	198	2,080

14

Identify of Issue	Description of Investment	Number of Units	Current Value ($)

Dreyfus Founders Balanced Fund F	Mutual Fund	217	1,453
Dreyfus Founders Growth Fund F	Mutual Fund	188	1,406
Dreyfus Founders WW Growth Fund F	Mutual Fund	49	409
Franklin SmMid Cap Growth Fund - Class A	Mutual Fund	67	1,461
PBHG Growth Fund	Mutual Fund	254	3,607
Invesco Dynamics Fund	Mutual Fund	12	127
Invesco High Yield Fund	Mutual Fund	46	150
Templeton Foreign Fund A	Mutual Fund	25	205
Dreyfus Founders Discovery Fund F	Mutual Fund	18	342
MSIFT Cap Fixed Income Adviser	Mutual Fund	86	991
MSIFT Value Adviser	Mutual Fund	298	3,464
MSI Small Co Growth Fund B	Mutual Fund	143	1,039
Mutual Shares Fund - Class A	Mutual Fund	999	16,764
Managers Special Equity Fund	Mutual Fund	178	9,805
Neuberger Berman Focus Trust	Mutual Fund	1	21
Neuberger Berman Genesis Trust	Mutual Fund	677	19,057
Neuberger Berman Socially Responsive Trust	Mutual Fund	125	1,328
AIM Prem Equity Fund A	Mutual Fund	9	68
Oakmark Select Fund I	Mutual Fund	1,710	40,742
PIMCO Capital Appreciation Fund - Administrative Class	Mutual Fund	53	669
PIMCO Mid Cap Fund - Administrative Class	Mutual Fund	21	328
PIMCO Global Bond Trust - Administrative Class	Mutual Fund	1,384	13,589
PIMCO High Yield Fund - Administrative Class	Mutual Fund	80	683
PIMCO Long-Term U.S. Government Fund - Administrative Class	Mutual Fund	4,985	55,132
Strong Ultra Short Fund	Mutual Fund	70	660
Strong Short-Term Bond Fund	Mutual Fund	77	686
Strong Growth Fund	Mutual Fund	121	1,595
Strong Adv Common Stock Fund Z	Mutual Fund	74	1,185
Strong Opportunity Fund	Mutual Fund	113	3,255
Strong Government Security Fund	Mutual Fund	473	5,271
Templeton Growth Fund A	Mutual Fund	9	145
Templeton Global Bond Fund A	Mutual Fund	666	5,974
AIM Constellation Fund A	Mutual Fund	1	5
CS Emerging Growth Company Fund	Mutual Fund	7	134
CS Strategic Value Company Fund	Mutual Fund	72	763
RS Emerging Growth Fund A	Mutual Fund	41	783
MSI Intl Equity Fund B	Mutual Fund	423	6,155
MSI Value Equity Fund B	Mutual Fund	3	21
AIM Global Aggressive Growth	Mutual Fund	437	4,821
Managers Bond Fund	Mutual Fund	39	923
Managers Capital Appreciation Fund	Mutual Fund	12	248
Managers Value Fund	Mutual Fund	3,230	66,833

15

Identify of Issue	Description of Investment	Number of Units	Current Value ($)

RS Smaller Company Growth Fund	Mutual Fund	35	453
CS Small Cap Value Com	Mutual Fund	1,092	18,863
Oakmark Equity and Income Fund I	Mutual Fund	466	8,384
PBHG MidCap Value Fund	Mutual Fund	118	1,509
PBHG Strategic Small Company Fund	Mutual Fund	51	470
Strong Adv Small Cap Value Fund Z	Mutual Fund	491	9,327
CS Intl Focus Com	Mutual Fund	78	622
*Linens ’n Things Company Stock Fund	Company Stock Fund	223,910	1,829,349
*Participant Loans (1)			1,114,123

Total investments			$31,633,089

*  Party-in-interest as defined by ERISA.

(1)     227 loans to participants with interest rates of 5.75% to 10.5%.

See accompanying independent auditors’ report.

16

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2003	Linens ’n Things, Inc. 401(k) Plan By: /s/ William T. Giles ——————————————————— William T. Giles Executive Vice President, Chief Financial Officer and member of the Plan Committee

17

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.